[LETTERHEAD OF BERMAN RENNERT VOGEL & MANDLER, P.A.]
January 24, 2007
Via EDGAR and FEDEX
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0610
100 F Street NE
Washington, D.C. 20549
Attn: John L. Krug, Senior Counsel

Re:	Advanced Viral Research Corp. Preliminary Proxy Statement, filed July 18, 2007, File no. 0-18293
Dear Mr. Krug:
     We are in receipt of your comment letter dated January 23, 2007. Pursuant to our conversation on the same day, this letter sets forth the response of the Company to the comment letter, and the changes to be included the Company’s definitive proxy statement. Your comment is reproduced below:

Comment:
Proposal 2. Increase in Authorized Shares of Common Stock. Please expand the discussion under this subheading to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares of common stock. In this regard, we note the absence of any discussion concerning the December 31, 2006 securities purchase agreement with Cornell Capital Partners, LP and the registrant’s need to increase the number of shares of authorized common stock to fulfill this agreement. Please describe this and any other plans to issue common shares.

Response:	In light of this comment, the Company has revised “Proposal 2. Increase in Authorized Shares of Common Stock.” The bolded paragraphs below contain the requested changes:

“Proposal 2: Increase in Authorized Shares of Common Stock

We are currently authorized under our Certificate of Incorporation to issue 1,000,000,000 shares of common stock. Our Board of Directors proposes to increase the number of authorized shares of common stock to 2,000,000,000 shares. Our Board of Directors believes that the proposed increase to the authorized number of shares of common stock is necessary for our future growth and success. A copy of the proposed amendment to our Certificate of Incorporation to effect the increase in authorized shares of common stock is attached to this Proxy Statement as APPENDIX B.

The additional shares of common stock that we are seeking authorization for may be used for such corporate purposes as the Board of Directors may determine from time to time to be necessary or desirable. These purposes may include, without limitation: raising capital

United States Securities and Exchange Commission
January 24, 2007

through the sale of common stock; acquiring other businesses in exchange for shares of common stock; and attracting and retaining employees by the issuance of additional securities under stock options and other equity compensation arrangements.

On January 5, 2007, we sold to Cornell Capital Partners, L.P. $1,000,000 principal amount of our 9% secured convertible debentures, along with warrants to purchase an aggregate of 48,076,923 shares of our common stock, which are exercisable for five years at an exercise price equal to $0.0312 or as may be adjusted from time to time pursuant to the terms of a securities purchase agreement (the “Cornell Agreement”). Cornell is obligated to acquire an additional $500,000 of the debentures on the date the registration statement covering the resale of the securities issued or issuable to Cornell Capital is filed with the SEC (the “Registration Statement”). In addition, at our option, we have the right to sell to Cornell Capital up to an additional $750,000 of convertible debentures on mutually agreeable terms, provided that we have enrolled the first patient in our Phase II dermatologic study of AVR118 and the Registration Statement is declared effective by the SEC (the “Cornell Option”). Accordingly, if the increase in our authorized common stock is approved and we exercise the Cornell Option, we will reserve additional shares for issuance in connection with the securities we issue under the Cornell Option.

In connection with the Cornell Agreement, two of our directors, Mr. Walzer and Mr. Wilner have each entered into lockup agreements releasing us from our obligations to reserve an aggregate of 41,178,800 shares of common stock underlying stock options held by such directors (the “Director Options”). The purpose of the lockup agreements was to enable us to sell additional securities in connection with the Cornell Agreement. The lockup agreements expire on such date that we have reserved a sufficient number of shares of common stock authorized for issuance upon the full exercise of the Director Options, and either (i) the transactions contemplated by the Cornell Agreement are consummated; or (ii) the Cornell Agreement is terminated and is no longer in force or effect. During such lockup period, Mr. Walzer and Mr. Wilner have each agreed not to exercise the Director Options, sell, assign, transfer, encumber, or otherwise enter into an arrangement for the disposition of the Director Options or the shares issuable thereunder, or enter into any swap, derivative or transaction or other arrangement that transfers to another any of the economic benefits or risks of ownership of the Director Options or option shares. Accordingly, if the increase in our authorized common stock is approved, we will reserve an aggregate of 41,178,800 shares for issuance under the terms of the Director Options.

Other than the shares underlying the Cornell Option and the shares underlying the Director Options, we have no present plans or other arrangements to issue additional shares of common stock.

If Proposal 2 is approved, ...[remainder of Proposal 2 unchanged]

United States Securities and Exchange Commission
January 24, 2007

     Attached to this letter is a redlined version of section of the Company’s preliminary proxy statement titled “Proposal 2. Increase in authorized shares of common stock”, showing the changes from the preliminary proxy statement filed on January 18, 2007 which the Company proposes to include in the definitive proxy statement.
     I have been authorized to acknowledge on behalf of the Company that it is aware that:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions about anything in this letter or if you need any further information, please do not hesitate to contact me at 305-577-4162.

Very truly yours, Claire P. Menard

Proposal 2: Increase in Authorized Shares of Common Stock

     We are currently authorized under our Certificate of Incorporation to issue 1,000,000,000 shares of common stock. Our Board of Directors proposes to increase the number of authorized shares of common stock to 2,000,000,000 shares. Our Board of Directors believes that the proposed increase to the authorized number of shares of common stock is necessary for our future growth and success. A copy of the proposed amendment to our Certificate of Incorporation to effect the increase in authorized shares of common stock is attached to this Proxy Statement as APPENDIX B.
     The additional shares of common stock that we are seeking authorization for may be used for such corporate purposes as the Board of Directors may determine from time to time to be necessary or desirable. These purposes may include, without limitation: raising capital through the sale of common stock; acquiring other businesses in exchange for shares of common stock; and attracting and retaining employees by the issuance of additional securities under stock options and other equity compensation arrangements.
     On January 5, 2007, we sold to Cornell Capital Partners, L.P. $1,000,000 principal amount of our 9% secured convertible debentures, along with warrants to purchase an aggregate of 48,076,923 shares of our common stock, which are exercisable for five years at an exercise price equal to $0.0312 or as may be adjusted from time to time pursuant to the terms of a securities purchase agreement (the “Cornell Agreement”). Cornell is obligated to acquire an additional $500,000 of the debentures on the date the registration statement covering the resale of the securities issued or issuable to Cornell Capital is filed with the SEC (the “Registration Statement”). In addition, at our option, we have the right to sell to Cornell Capital up to an additional $750,000 of convertible debentures on mutually agreeable terms, provided that we have enrolled the first patient in our Phase II dermatologic study of AVR118 and the Registration Statement is declared effective by the SEC (the “Cornell Option”). Accordingly, if the increase in our authorized common stock is approved and we exercise the Cornell Option, we will reserve additional shares for issuance in connection with the securities we issue under the Cornell Option.
     In connection with the Cornell Agreement, two of our directors, Mr. Walzer and Mr. Wilner have each entered into lockup agreements releasing us from our obligations to reserve an aggregate of 41,178,800 shares of common stock underlying stock options held by such directors (the “Director Options”). The purpose of the lockup agreements was to enable us to sell additional securities in connection with the Cornell Agreement. The lockup agreements expire on such date that we have reserved a sufficient number of shares of common stock authorized for issuance upon the full exercise of the Director Options, and either (i) the transactions contemplated by the Cornell Agreement are consummated; or (ii) the Cornell Agreement is terminated and is no longer in force or effect. During such lockup period, Mr. Walzer and Mr. Wilner have each agreed not to exercise the Director Options, sell, assign, transfer, encumber, or otherwise enter into an arrangement for the disposition of the Director Options or the shares issuable thereunder, or enter into any swap, derivative or transaction or other arrangement that transfers to another any of the economic benefits or risks of ownership of the Director Options or option shares. Accordingly, if the increase in our authorized common stock is approved, we will reserve an aggregate of 41,178,800 shares for issuance under the terms of the Director Options.
     Other than the shares underlying the Cornell Option and the shares underlying the Director Options, we have no present plans or other arrangements to issue additional shares of common stock.
     If Proposal 2 is approved, our Board will have the authority to issue additional shares of common stock up to the 2,000,000,000 authorized amount without further stockholder approval except as may be required for a particular transaction pursuant to applicable laws or regulations to which we are subject. Our Board of Directors believes that the authorized number of shares of common stock should be increased to provide the Board of Directors with the ability to issue additional shares of common stock to satisfy our contractual obligations under the Director Agreement and to position us to sell additional shares to raise capital without having to incur the delay and expense incident to holding a special meeting of the stockholders to approve an increase in the authorized shares of common stock at that time.
     The authorization of the additional shares of common stock by this proposal would not have any immediate dilutive effect on the proportionate voting power or other rights of existing stockholders, but, to the extent that the additional authorized shares are issued in the future, it will decrease existing stockholders’ percentage equity ownership and, depending on the price at which they are issued, could be dilutive to existing stockholders and have a negative effect on the trading price of our common stock.
     The increase in the number of authorized shares of common stock could have unintended or harmful effects. For example, if our Board of Directors issues additional shares in the future, such issuance could dilute the stock ownership and voting power of, or increase the cost to, a person seeking to obtain control of the Company, thereby deterring or rendering more difficult a merger, tender offer, proxy contest or other extraordinary transaction. To the extent that it impedes any such attempts, the increase in authorized shares of common stock may serve to perpetuate our management. The proposal to increase the authorized shares of common stock is not being proposed in response to any known effort or threat to acquire control of the Company and is not part of a plan by management to adopt a series of amendments to our Certificate of Incorporation and our bylaws that would thwart such efforts.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE
FOR THE INCREASE IN AUTHORIZED SHARES OF COMMON STOCK